Exhibit 1.01

Conflict Minerals Report of Crown Holdings, Inc.

This Conflict Minerals Report (“CMR”) of Crown Holdings, Inc. (“Crown” or the “Company”) for calendar year 2023 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 and the Company’s Conflict Minerals Policy. Numerous terms in this CMR are defined in Rule 13p-1 or in the related Securities and Exchange Commission (“SEC”) Release No. 34-67716 (August 22, 2012) and the reader is referred to the same for such definitions. Throughout this report, the minerals tin, tantalum, tungsten and gold (collectively, “3TG” and individually, a “3TG mineral”), when sourced in a way that directly or indirectly finances or benefits armed groups in Covered Countries, are referred to as “conflict minerals.”

Business Overview

Crown Holdings, Inc., through its subsidiaries, is a leading global supplier of rigid packaging products to consumer marketing companies, as well as transit and protective packaging products, equipment and services to a broad range of end markets. The Company has determined that (i) tin is contained in the tinplate steel it purchases for its metal packaging businesses and (ii) 3TG may be contained in certain purchased components for its can-making and transit packaging machinery and equipment products, as well as the tools (and spare parts) that it makes for transit packaging (such potentially 3TG-containing products and tools, the “In-Scope Products” and the Company’s business units that produce such In-Scope Products, the “In-Scope Business Units”). The Company has determined that 3TG is not present in the aluminum beverage cans or any other products that it produces.

Crown does not directly purchase any 3TG. Crown’s supply chain is complex, and Crown is typically several tiers removed from the smelter or refiner and mineral origins of the components of the In-Scope Products. Crown relies on its suppliers to provide information on the origin of the 3TG necessary to the functionality or production of Crown’s products. Crown has limited visibility beyond its direct suppliers to entities within the supply chain. Therefore, Crown relies principally on its direct suppliers to provide it with sourcing information.

Due Diligence Design Overview

Consistent with the Company’s position as a downstream company, Crown’s due diligence processes for tracing 3TG in its products and for tracking the sourcing thereof have been designed in conformance with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition)” framework prepared by The Organisation for Economic Co-operation and Development (“OECD”).

In designing its due diligence framework, Crown also relied on information from the Responsible Minerals Assurance Process (“RMAP”), a voluntary initiative managed by the Responsible Minerals Initiative (the “RMI”), in which an independent third party audits the procurement activities of a smelter or refiner to determine with reasonable confidence whether the minerals processed by such smelter or refiner originated from conflict-free sources. Upon completion of a successful audit, the smelter or refiner is designated by the RMI as “Conformant.” Since the Company does not have any direct relationships with smelters or refiners that process 3TG or a mechanism to directly audit them, information collected and provided by independent third-party audit programs, such as the RMAP, is useful in the Company’s due diligence process.

Where information from the RMI is not available, the Company conducts its own diligence, which generally includes contacting its first-tier suppliers for additional information and reviewing publicly available information about the smelter or refiner. In addition, Crown has engaged Assent Compliance (“Assent”), a third-party service provider, to assist with the contacting of and processing of responses received from suppliers to the In-Scope Business Units of its transit packaging machinery, equipment, tool and spare parts-making businesses (collectively, the “In-Scope Transit Business Units”).

To guide its due diligence, the Company has also established a due diligence compliance process that includes a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database. Documentation with respect to the Company’s In-Scope Transit Business Units is first separately collected and stored using the Assent Compliance Platform before being integrated in the rest of the Company’s due diligence compliance process. The Company expects to continue to refine, revise and improve its due diligence compliance process as appropriate.

Overview of the Due Diligence Process

The Company’s due diligence process on the source and chain of custody of any 3TG minerals contained in its In-Scope Products includes the following measures:

OECD Step 1 – Establish Strong Company Management Systems

Policy. Crown aims to avoid the use of conflict minerals in the manufacture of its products and is committed to complying with its reporting obligations under applicable law. Crown has adopted a company-wide Conflict Minerals Policy which is set forth on its website at https://www.crowncork.com/investors/policies/conflict-minerals-policy. In addition, Crown’s Supplier Code of Conduct includes a provision regarding responsible sourcing (which appears in the Supplier Code under the heading “Origin Mapping”).

Personnel. The Company’s conflict minerals compliance efforts involve a cross-functional group of personnel from the legal, finance, operations, regulatory and sustainability functions. This team is responsible for implementing Crown’s conflict minerals compliance strategy.

Application of Policy to Suppliers. Crown’s written contracts with its tinplate steel suppliers, and most of Crown’s written contracts with suppliers to its can-making machinery and equipment business, contain an obligation of the supplier to cooperate with Crown in its efforts to eliminate conflict minerals from the supply chain. Implementation of this program continues to evolve within the Company’s In-Scope Transit Business Units. Suppliers who do not comply with Crown’s Conflict Minerals Policy may be denied future business, and those who violate contractual provisions or policies are subject to enforcement actions by Crown.

Supplier Engagement and Accountability. The Company contacts (or arranges for Assent to contact) the first-tier suppliers of the In-Scope Business Units to provide them with a notice of the relevant SEC requirements and to advise them of the Company’s commitment to responsibly source materials and of its due diligence expectations. The Company archives the received supplier responses as part of its reasonable country of origin inquiry (“RCOI”) and due diligence. Feedback from this process is used to modify, where appropriate, the design of the Company’s conflict minerals due diligence compliance process.

The Company also requests information, directly or through Assent, from the first-tier suppliers of the In-Scope Business Units regarding the source and chain of custody of 3TG in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relies primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by RMI. The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on the RMI’s website.

OECD Step 2 – Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company assesses the likelihood of the presence of conflict minerals in each of its products. If a product clearly does not contain any 3TG (e.g., aluminum cans), the inquiry ends. For each of its other products, the Company uses its own and outside resources to determine whether such product contains any 3TG. At the end of this year’s process, the Company has determined that the In-Scope Products contain 3TG minerals.

Assessment of Risk. Upon receipt of completed CMRTs from its suppliers, the Company assesses the risks associated with any identified smelter or refiner by examining the information provided in the CMRT and determining if such smelter or refiner has been validated under the RMI’s RMAP as “Conformant.” The RMAP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the RMAP’s assessment protocols to assure sourcing of only conflict-free materials. Where information from the RMI is not available, or where the supplier provides information in a form other than the CMRT, the Company conducts its own diligence, which may include contacting its first-tier suppliers for additional information and reviewing publicly available information about the smelter or refiner. In addition, the Company engages Assent to conduct CMRT validation checks as part of the due diligence of its In-Scope Transit Business Units. Assent evaluates supplier responses for plausibility, consistency, and gaps, and conducts additional supplier inquiries to address issues such as incomplete data on CMRTs, responses that did not identify smelters or refiners for listed metals, and responses that identified organizations as smelters or refiners which were not verified as such through further analysis and research.

OECD Step 3 – Design and Implement a Strategy to Respond to Identified Risks

Annual Re-Evaluation of Response Strategy. The Company reviews the results of its due diligence compliance process each year in the course of preparing this CMR and determines whether to make any improvements or other changes to its strategy for enforcing and achieving compliance with its Conflict Minerals Policy. A summary of the improvements and other changes the Company expects to take on the basis of this CMR and the Company’s due diligence efforts for calendar year 2023 is included later in this CMR under the caption “Future Due Diligence Improvements.”

Grievance Mechanism. The Company’s existing procedures for reporting violations of its Code of Business Conduct and Ethics, its Supplier Code of Conduct, or other ethics-related policies are also available for reporting conflict minerals compliance problems.

OECD Step 4 – Carry Out an Independent Third-Party Audit of Supply Chain Due Diligence

The Company does not have any direct relationships with smelters or refiners that process 3TG, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to rely on information collected and provided by independent third-party audit programs, such as the RMAP, when necessary.

OECD Step 5 – Report on Supply Chain Due Diligence

Crown files this CMR on Form SD with the SEC. Crown also publishes this CMR on its website at www.crowncork.com/investors/reports-filings/sec-filings.

Due Diligence Findings for the Year 2023—Facilities and Country of Origin of 3TG

Metal Packaging Products

Excluding purchases from recyclers, Crown purchases tinplate steel from twenty-nine (29) suppliers for its metal packaging businesses, twenty-eight (28) of whom have provided Crown with a list of their tin smelters in connection with Crown’s due diligence compliance process. The one supplier that did not respond to Crown’s request accounted for less than 0.1% of Crown’s tinplate steel purchases in 2023.

Tinplate steel from any of these twenty-nine (29) suppliers may be used in Crown’s metal packaging products. Tin is the only 3TG mineral identified in the Company’s metal packaging business. The Company contacted all of these suppliers as part of its due diligence compliance process. Of the suppliers who provided complete responses to the Company’s inquiry, three (3) suppliers indicated the intentional addition or use of 3TG in their products or production process which was sourced from a Covered Country, but the minerals came from a smelter or refiner that has been validated under the RMI’s RMAP as “Conformant”.

Can-Making Machinery and Equipment Products

None of Crown’s direct suppliers are 3TG smelters and Crown does not purchase any 3TG directly for its can-making machinery and equipment products. Any 3TG that may be part of Crown’s can-making machinery products are incorporated into components (or components of components) or raw materials that are purchased by Crown and included into the machinery and equipment products.

As a result of Crown’s RCOI process and due diligence for its can-making machinery and equipment business products, which account for less than 1% of Crown’s net sales in fiscal year 2023, Crown identified as in-scope and contacted a total of one hundred ninety-seven (197) suppliers, representing, collectively, over 96% of the can-making machinery and equipment business’s annual purchases of raw materials and components. Of that group, one hundred seventy-nine (179) suppliers, representing 93% of the business’s annual purchases, responded to Crown’s inquiry.

Of the suppliers who provided completed CMRTs, forty (40) suppliers indicated the intentional addition or use of 3TG in their products or production process. Eight (8) of those forty (40) suppliers indicated that one or more of their products (including, potentially, the products they sell for Crown), may contain 3TG sourced from a Covered Country. Based on the completed CMRTs submitted and Crown’s own due diligence, Crown determined that one (1) of the approximately six hundred fifty (650) smelters identified by these suppliers requires additional diligence, and that this smelter was identified by seven (7) of the eight (8) suppliers who indicated that one or more of their products may contain 3TG sourced from a Covered Country. This smelter’s presence in the supply chain creates a risk that Crown may have unintentionally acquired conflict minerals. As part of Crown’s continued due diligence, Crown has contacted each of these suppliers to confirm the actual presence of this smelter in Crown’s supply chain. If that is confirmed, Crown will work to remove the smelter from its supply chain. It will request that these seven (7) suppliers discontinue selling products to Crown containing 3TG sourced from this smelter, and will consider, where feasible, adding contractual covenants for the supplier to prevent such sourcing. Note, none of these seven (7) suppliers, who each sell a wide range of general supply products such as hardware, controllers and other components, had the capability to identify the country of origin of the 3TG found in the products that they specifically sold to Crown because of the nature of the products sold to Crown. Crown undertook similar efforts last year concerning five (5) suppliers that may have sourced conflict minerals from a smelter that required additional diligence. Through these efforts, Crown was able to confirm that the products provided to Crown by two (2) of the suppliers did not contain 3TG sourced from this smelter. Crown was unable to determine whether the remaining three (3) suppliers actually supplied products to Crown containing 3TG sourced from this smelter and Crown’s due diligence activities are ongoing.

Of the forty (40) suppliers who indicated the intentional addition or use of 3TG in their products or production process, five (5) indicated that none of the smelters that provided the 3TG found in the products sold to Crown sourced from a Covered Country and provided their smelter list. Every one of the smelters identified by these five (5) suppliers has been identified by the RMI as “Conformant” or was cleared by the Company’s own due diligence investigation.

The remaining twenty-seven (27) of the forty (40) suppliers either (i) provided their respective Conflict Minerals Policy Statements as their responses or indicated that 3TG found in the products sold to Crown was not sourced from a Covered Country but did not provide a smelter list to verify the declaration or (ii) indicated that they were unable to confirm that one or more of the smelters that provided the 3TG minerals found in the products sold to Crown did not source from a Covered Country because of the nature of the products sold to Crown. The information provided by the responding suppliers was often incomplete or unverifiable. Additionally, based on the information provided by many of Crown’s suppliers who are engaged in general supply industries such as hardware, controllers and other components, it cannot be verified that all the smelters identified contributed to parts that ended up in Crown products or even that the 3TG was incorporated in Crown products, since some of these responses cover the entire product range of the supplier’s products and not just those sold to Crown.

Because of the long supply chain from most smelters to the component suppliers to Crown’s can-making machinery and equipment business, information provided to Crown by its component suppliers did not enable Crown to verify the country of origin for all of the 3TG added to the specific parts that ended up in Crown’s can-making machinery and equipment products.

In-Scope Transit Business Units

The Company has assessed the likelihood of the presence of conflict minerals in each of the products of its In-Scope Transit Business Units as part of its due diligence compliance process described above. At the end of this process, the Company determined that its transit packaging metal strapping business and plastic and paperboard businesses do not use or manufacture products that contain any 3TG mineral. Certain products of In-Scope Transit Business Units, however, may contain 3TG.

As a result of Crown’s RCOI process and due diligence for its In-Scope Transit Business Units, Crown identified as in-scope a total of three hundred ninety-four (394) suppliers and delivered this list of in-scope suppliers to Assent. Assent then attempted to verify, for each of the in-scope suppliers, whether that supplier is active and self-certifies that its products do not contain 3TG. Assent contacted and solicited the completion of CMRTs (much like Crown does for its can-making machinery and equipment business) from each of the in-scope suppliers that is active and not certified.

For calendar year 2023, three hundred sixty-three (363) suppliers of Crown’s transit packaging business, representing more than 92% of the number of suppliers to Crown’s In-Scope Transit Business Units contacted and, collectively, over 95% of the In-Scope Transit Business Units’ annual purchase value of raw materials and components, responded to Assent’s inquiry. Of the suppliers who provided CMRTs, one hundred four (104) suppliers indicated the intentional addition or use of 3TG in their products or production process. Twenty-nine (29) of those one hundred four (104) suppliers indicated that the smelters that provided the 3TG found in the products sold to Crown did not source from a

Covered Country. Seventy-five (75) of those one hundred four (104) suppliers indicated that one or more of the smelters that provided the 3TG to them did source from a Covered Country. Of those seventy-five (75) suppliers, thirty-two (32) suppliers sourced their 3TG from smelters identified by the RMI as “Conformant” or were cleared by the Company’s due diligence investigation. None of the remaining forty-three (43) suppliers, who all sell a wide range of general supply products such as hardware, controllers and other components, had the capability to identify the country of origin of all the 3TG found in the products specifically sold to the In-Scope Transit Business Units because of the nature of the products sold to the Company. The information provided by the responding suppliers is, by nature, unverifiable. Of the hundreds of smelters identified by the suppliers to Crown’s In-Scope Transit Business Units, Crown identified one (1) smelter for additional diligence. That smelter is the same smelter that was identified for additional diligence in Crown’s can-making machinery and equipment business. The Company will further investigate to determine whether that smelter, in fact, supplied 3TG for products purchased by Crown. If so, Crown will work to remove the smelter from its supply chain. Similar efforts undertaken last year, enabled the Company to confirm with approximately 32% of the In-Scope Transit Business Units suppliers contacted for additional diligence that the smelter at issue was no longer present in the Company’s supply chain. The Company’s due diligence activities concerning the remaining suppliers are ongoing. Additionally, as it relates to Crown’s suppliers who are engaged in general supply industries such as hardware, controllers and other components, it cannot be verified that all the smelters identified contributed to parts that ended up in Crown products, or even that the 3TG were incorporated in Crown products, since some of these responses cover the entire product range of the supplier’s products and not just those sold to Crown.

Future Due Diligence Improvements

The Company intends to take the following steps, among others, to continue to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that any 3TG contained in its products may finance or benefit armed groups in the Covered Countries:

•	actively manage out the one (1) smelter requiring additional diligence identified by Crown;

•	continue to pursue the sustainability goals announced as part of its Twentyby30™ program to reduce the amount of minerals mined from the Earth;

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continue to engage and document communication with suppliers to increase the response rate and facilitate the collection of current, accurate and complete information about the supply chain, smelters, refiners and mineral origins;

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continue to encourage suppliers to implement responsible sourcing and request that suppliers encourage smelters and each of their refiners to obtain a “conflict-free” designation from an independent third-party auditor;

•	continue to direct suppliers to the RMI for information and encourage them to support the RMI’s efforts through membership;

•	continue its efforts toward 100% supplier vendor adherence to its Supplier Code of Conduct and continue enforcing its rights under its Supplier Code of Conduct regarding responsible sourcing;

•	continue to report findings from Crown’s conflict minerals due diligence compliance process to senior management;

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continue to refine its due diligence process for suppliers who indicate the intentional addition or use of 3TG in their products or production process but who (i) are unable to confirm whether the smelters that provided the 3TG found in the products sold to Crown businesses source from a Covered Country or (ii) did not provide a smelter list so that their responses could be verified; and

•	further engage with suppliers that did not respond to the request for information for calendar year 2023.

Forward-Looking Statements

All information contained in this CMR, other than statements of historical fact, constitute forward-looking statements within the meaning of federal securities laws. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors including, among other things, Crown’s suppliers’ responsiveness and cooperation with Crown’s due diligence efforts, Crown’s ability to implement improvements in its conflict minerals due diligence compliance process, changes to the sourcing status of smelters and refiners in Crown’s supply chain, changes to the conflict minerals rules, Crown’s ability to identify and mitigate related risks in Crown’s supply chain, and risks and uncertainties related to significant events affecting the market generally, such as the war in Ukraine, the Israel-Hamas conflict and high interest rates. Other risks, uncertainties, assumptions and other factors relevant to our forward-looking statements are discussed in greater detail in our reports filed with the SEC. All forward-looking statements speak only as of the date of this report, and Crown undertakes no obligation to review or update any forward-looking statements to reflect events, circumstances or changes in expectations occurring after filing this CMR with the SEC.